UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      September 22, 2005

Mr. Roman Rozenberg
Chief Executive Officer
Compuprint, Inc.
99 Park Avenue, 16th Floor
New York, New York 10016



      Re:	Compuprint, Inc.
		Registration Statement on Form SB-2
      Filed August 24, 2005
		File No. 333-127815
		Form 10-KSB for the year ended December 31, 2004
		Filed April 15, 2005
		File No. 333-90272
		Form 8-K
      Filed May 25, 2005
		File No. 333-90272

Dear Mr. Rozenberg:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




General

1. We note your disclosure under Prospectus Summary on page 3 regarding the services that the Institute of Geinformation Analysis of the Earth provides to you. We also note elsewhere that the Institute is owned and operated by your president and chairman, Ivan Railyan.
Given the relationship among Mr. Railyan, the Institute and you, your disclosure must be enhanced in the following sections to clarify the impact of the relationship on your business operations:
* the Prospectus Summary section on page 3 should be expanded to indicate that Mr. Railyan owns and operates the Institute of Geinformation Analysis of the Earth;
* the risk factor discussing your relationship with Mr. Railyan on page 5 should be expanded to address how your annual payments of $500,000 to the Institute impact or may impact your operations;
* the Management`s Discussion and Analysis or Plan of Operations section should be expanded to discuss how you plan to fund the annual payments to the Institute; and
* the Certain Relationships and Related Transactions on page 28 should be expanded to discuss what you are doing to ensure that the transactions with the Institute are equivalent to transactions with an unaffiliated party.

Financial Statements, year ended December 31, 2004, page F-1

2. We note that you have included the financial statements for Compuprint, Inc. as of December 31, 2004 and for the years ended December 31, 2004 and 2003 in your filing. After a reverse acquisition, the legal acquiree is treated as the continuing reporting entity. Therefore, please remove the December 31, 2004 and 2003 financial statements for CompuPrint, Inc. from your filing. In addition, disclose in your footnotes that the historical financial statements presented are that of the accounting acquirer, Terra Insight Corporation.

Consolidated Statement of Shareholders` Equity (Deficit), page F2-
5

3. Please include a reconciliation of the outstanding number of common shares from inception to April 30, 2005.

Notes to Financial Statements, page F2-7

4. You describe your common stock as being restricted on page 8.
Please disclose the nature of any restrictions on your common stock within the footnotes to your financial statements.


Note 2. Summary of Significant Accounting Policies, page F2-7

5. We note that you generated revenue from one customer in Nevada; however, your accounts receivable pertained to a different customer.
Please tell us how the accounts receivable from the Australian customer arose.

Note 3. Subsequent Events, page F2-8

6. Please tell us the consideration you will give to EITF 98-5 in accounting for your July 5, 2005 issuance of convertible debentures in your next quarterly filing.

Note 5. Income Taxes, page F2-9

7. Please disclose the expiration dates of your net operating loss carryforwards. Refer to paragraph 48 of SFAS 109.

Note 9. Recent Accounting Pronouncements, page F2-11

8. Please note that small business public registrants are permitted to adopt SFAS 123(R) as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. Please tell us whether you plan to early adopt SFAS 123(R) or amend your disclosure as necessary. Refer to paragraph 69 of SFAS 123(R) for further guidance.

Form 10-KSB for the period ended December 31, 2004
9. We note your disclosure that your "principal executive officer and principal financial officer have concluded that [your] controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in this report has been recorded, processed, summarized and reported as of the end of the period covered by this report." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-
15(e).
10. This section indicates that "[t]here have not been any significant changes in [your] internal controls or, to [your] knowledge, in other factors that could significantly affect [your] internal controls." Revise to comply with Item 308(c) of Regulation S-B.
Specifically,
disclose whether there have been "any changes," as opposed to "significant changes." Consult the last paragraph of section II.J.
found in Release No. 33-8238 for additional guidance. Further, revise this section to address change(s) that "materially affect, or is reasonably likely to materially affect," rather than "significantly affect" the Company`s internal control over financial reporting.

Form 8-K filed May 25, 2005

11. We note that your Form 8-K filed in connection with your reverse acquisition did not indicate any intended change in your fiscal year end. Please tell us whether you will continue to use a fiscal year end of December 31 or elect to use a new fiscal year end.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ryan Milne at (202) 551-3688 or April
Sifford at
(202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen
Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

      					Sincerely,


      					H. Roger Schwall
      Assistant Director


cc: 	D. Brecher
      C. Moncada-Terry
Roman Rozenberg
Compuprint, Inc.
September 22, 2005
Page 2